UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 7/A1)*
TRANSDIGM GROUP INCORPORATED
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
893641100
(CUSIP Number)

Sharlyn C. Heslam

Berkshire Partners LLC

200 Clarendon St., 35th Floor

Boston, MA 02116

(617) 227-0050

COPY TO:

Edward S. Horton, Esq.

Seward & Kissel LLP

1 Battery Park Plaza

New York, NY 10004

(212) 574-1265

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2019
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1 This filing is an amendment to the Schedule 13D, Amendment number 7, dated August 29, 2019, as further described herein.

CUSIP No. 893641100

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893641100

Explanatory Note: This Amendment No. 7/A is an amendment to the Schedule 13D, Amendment number 7, dated August 29, 2019, and is being filed jointly by the following (each, a "Reporting Person" and, collectively, the "Reporting Persons"): Berkshire Partners Holdings LLC (“BPH”), BPSP, L.P. (“BPSP”), Berkshire Partners LLC (“BP”), Stockbridge Partners LLC (“SP”), Berkshire Fund VIII, L.P. (“Fund VIII”), Berkshire Fund VIII-A, L.P. (“Fund VIII-A”), Berkshire Fund VII, L.P. ("Fund VII"), Berkshire Fund VII-A, L.P. ("Fund VII-A"), Berkshire Investors LLC ("Investors"), Berkshire Investors III LLC ("Investors III"), Berkshire Investors IV LLC (“Investors IV”), Stockbridge Fund, L.P. (f/k/a Stockbridge Special Situations Fund, L.P.) ("SF"), and Stockbridge Absolute Return Fund, L.P. ("SARF"). Because the Reporting Persons’ prior filing reflected that the Reporting Persons no longer beneficially own greater than 5% of the Issuer’s outstanding Common Stock, this Schedule 13D, Amendment number 7/A, only updates Item 5(e) of the prior filing and does not otherwise reflect the Reporting Persons’ beneficial ownership as of the date hereof.

Item 5.	Interest in Securities of Issuer.

Item 5(e) is amended in its entirety as follows:

(e)       As of August 27, 2019, the Reporting Persons no longer beneficially own more than 5% of the Issuer’s outstanding Common Stock.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1           Joint Filing Undertaking, dated as of November 26, 2019.

CUSIP No. 893641100

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

DATED: November 26, 2019

BERKSHIRE PARTNERS HOLDINGS LLC

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BPSP, L.P.

By:	Berkshire Partners Holdings LLC, its General Partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

Berkshire Partners LLC

By:	BPSP, L.P., its Managing Member

By:	Berkshire Partners Holdings LLC, its General Partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

STOCKBRIDGE PARTNERS LLC
By:	BPSP, L.P., its Managing Member
By:	Berkshire Partners Holdings LLC, its General Partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director
BERKSHIRE FUND VIII, L.P.
By:	Eighth Berkshire Associates LLC, its General Partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

CUSIP No. 893641100

BERKSHIRE FUND VIII-A, L.P.

By:	Eighth Berkshire Associates LLC, its General Partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE FUND VII, L.P.
By:	Seventh Berkshire Associates LLC, its General Partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE FUND VII-A, L.P.
By:	Seventh Berkshire Associates LLC, its General Partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director
BERKSHIRE INVESTORS LLC
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director
BERKSHIRE INVESTORS III LLC
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director

BERKSHIRE INVESTORS IV LLC

/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

CUSIP No. 893641100

STOCKBRIDGE FUND, L.P.
By:	Stockbridge Associates LLC, its General Partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director

STOCKBRIDGE ABSOLUTE RETURN FUND, L.P.
By:	Stockbridge Associates LLC, its General Partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

CUSIP No. 893641100

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this amendment to Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this amendment to Schedule 13D jointly on behalf of each such party.

The execution and filing of this agreement shall not be construed as an admission that the below-named parties are a group, or have agreed to act as a group.

DATED: November 26, 2019

BERKSHIRE PARTNERS HOLDINGS LLC

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BPSP, L.P.

By:	Berkshire Partners Holdings LLC, its General Partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

Berkshire Partners LLC

By:	BPSP, L.P., its Managing Member

By:	Berkshire Partners Holdings LLC, its General Partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

STOCKBRIDGE PARTNERS LLC
By:	BPSP, L.P., its Managing Member
By:	Berkshire Partners Holdings LLC, its General Partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director
BERKSHIRE FUND VIII, L.P.
By:	Eighth Berkshire Associates LLC, its General Partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

CUSIP No. 893641100

BERKSHIRE FUND VIII-A, L.P.

By:	Eighth Berkshire Associates LLC, its General Partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE FUND VII, L.P.
By:	Seventh Berkshire Associates LLC, its General Partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE FUND VII-A, L.P.
By:	Seventh Berkshire Associates LLC, its General Partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director
BERKSHIRE INVESTORS LLC
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director
BERKSHIRE INVESTORS III LLC
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director

BERKSHIRE INVESTORS IV LLC

/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

CUSIP No. 893641100

STOCKBRIDGE FUND, L.P.
By:	Stockbridge Associates LLC, its General Partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director

STOCKBRIDGE ABSOLUTE RETURN FUND, L.P.
By:	Stockbridge Associates LLC, its General Partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director